UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2026

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Re: Corning Incorporated
Response Dated July 25, 2025
File No. 001-03247

Dear Edward Schlesinger:

We have reviewed your September 25, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2025 letter.

Response Letter dated September 25, 2025

Response to Comment 1

1. We note your response to prior comment 1 regarding the constant-currency adjustment made in calculating your non-GAAP core performance measures. We also note that this adjustment is based on long-term management-determined rates, which are closely aligned with your hedging instrument rates. Please revise to remove this non-GAAP adjustment as it appears to be inconsistent with Rule 100(b) of Regulation G.

Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance

Office of Manufacturing